Rule 424(b)(3)
Registration No. 333-130190

GigaBeam Corporation

Supplement dated August 31, 2006 to
Prospectus dated December 21, 2005

Recent Developments

On August 21, 2006, we sold an aggregate of 10,000 shares of our Series C Convertible Preferred Stock with a stated value of $1,000 per share and 860,651 common stock purchase warrants, each warrant to purchase one share of our common stock over a five-year period, at an initial exercise price of $6.39 per share (subject to adjustment), to institutional accredited investors for aggregate gross proceeds of $10 million. We intend to use the net proceeds from this financing for working capital and general corporate purposes.

Each share of Series C Preferred Stock is convertible at any time at the option of the holder into a number of shares of our common stock equal to the stated value divided by the conversion price (initially $6.10 per share, subject to adjustment). However, we cannot issue shares of our common stock equal to or exceeding more than 19.99% of the outstanding shares of our common stock on August 21, 2006 without stockholder approval. Our officers, directors and 10% or greater stockholders have agreed to vote in favor of such issuances at a stockholder meeting called for such purpose. The Series C Preferred Stock has a liquidation preference of $1,000 per share. The Series C Preferred Stock will bear dividends at the initial rate of 8% of the liquidation preference per share per annum until the third anniversary of the first issuance of the Series C Convertible Preferred shares, referred to as the Original Issue Date, 11% from the third anniversary of the Original Issue Date until the fourth anniversary of the Original Issue Date and 14% thereafter, which shall accrue from the date of issuance, and shall be payable quarterly. We may redeem the Series C Preferred Stock in whole or in part at any time after three years following the Original Issue Date, and, at any time in connection with a fundamental transaction (as defined in the Certificate of Designation setting for the terms of the Series C Convertible Preferred Stock) resulting in a change of control in which our common stock does not survive the closing of such transaction, in each case, subject to certain conditions and limitations, at the applicable redemption price. In connection with the Financing, we agreed to file a registration statement with the SEC covering the resale of the shares of our common stock issuable upon conversion of the Series C Preferred shares and otherwise issuable under the Certificate of Designation and the shares of common stock issuable upon exercise of the warrants.

The issuance of the Series C Preferred Stock and warrants resulted in an adjustment to the conversion price of our Series B Preferred Stock and to the exercise price of the warrants to purchase shares of our common stock issued pursuant to the Series B offering. The Conversion Price of the Series B Preferred Stock and the exercise price of warrants issued in the Series B offering was reduced to $6.10 and the number of shares of our common stock issuable upon conversion of the Series B Preferred Stock and Series B warrants was adjusted accordingly.